                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

           UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 6)

                               G & L Realty Corp.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                   36127 11 09
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                                 (CUSIP Number)

                             Aaron A. Grunfeld, Esq.
                        Resch Polster Alpert & Berger LLP
                       10390 Santa Monica Blvd., 4th Floor
                          Los Angeles, California 90025
                                 (310) 277-8300

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 June 22, 2001
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 36127 11 09
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           1. Names of Reporting Persons.

              Lyle Weisman
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           2. Check the Appropriate Box if a Member of a Group           (a) [X]
                                                                         (b) [ ]

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           3. SEC Use Only


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           4. Source of Funds
              PF, OO
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           5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
              Items 2(d) or 2(e)
                                                                            [ ]
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           6. Citizenship or Place of Organization
              United States
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Number of                7. Sole Voting Power
Shares                      81,900
Beneficially             -------------------------------------------------------
Owned by                 8. Shared Voting Power
Each
Reporting                -------------------------------------------------------
Person                   9. Sole Dispositive Power
With                        81,900
                         -------------------------------------------------------
                         10. Shared Dispositive Power

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          11. Aggregate Amount Beneficially Owned by Each Reporting Person
              81,900
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          12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares


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          13. Percent of Class Represented by Amount in Row (11)
              Approximately 3.5% based upon total number of shares shown outstanding on most recent Annual Report

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CUSIP No. 36127 11 09
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           1. Names of Reporting Persons.

              Asher Gottesman
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           2. Check the Appropriate Box if a Member of a Group           (a) [X]
                                                                         (b) [ ]

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           3. SEC Use Only


--------------------------------------------------------------------------------

           4. Source of Funds
              PF, OO
--------------------------------------------------------------------------------
           5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------

           6. Citizenship or Place of Organization
              United States
--------------------------------------------------------------------------------
Number of                7. Sole Voting Power
Shares                      33,310
Beneficially             -------------------------------------------------------
Owned by                 8. Shared Voting Power
Each
Reporting                -------------------------------------------------------
Person                   9. Sole Dispositive Power
With                        33,310
                         -------------------------------------------------------
                         10. Shared Dispositive Power

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          11. Aggregate Amount Beneficially Owned by Each Reporting Person

              33,310
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          12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares


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          13. Percent of Class Represented by Amount in Row (11)
              Approximately 1.4% based upon total number of shares shown outstanding on most recent Annual Report

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          14. Type of Reporting Person

              IN
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

CUSIP No. 36127 11 09
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           1. Names of Reporting Persons.

              Len Fisch
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           2. Check the Appropriate Box if a Member of a Group           (a) [X]
                                                                         (b) [ ]

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           3. SEC Use Only


--------------------------------------------------------------------------------

           4. Source of Funds
              PF, OO
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           5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
              Items 2(d) or 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------

           6. Citizenship or Place of Organization
              United States
--------------------------------------------------------------------------------
Number of                7. Sole Voting Power
Shares
Beneficially             -------------------------------------------------------
Owned by                 8. Shared Voting Power
Each                        160,000 joint voting power with Igor Korbatov
Reporting                -------------------------------------------------------
Person                   9. Sole Dispositive Power
With
                         -------------------------------------------------------
                         10. Shared Dispositive Power
                             160,000 joint dispositive power with Igor Korbatov
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          11. Aggregate Amount Beneficially Owned by Each Reporting Person

              160,000 jointly with Igor Korbatov
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          12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares


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          13. Percent of Class Represented by Amount in Row (11)
              Approximately 6.9% based upon total number of shares shown outstanding on most recent Annual Report

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          14. Type of Reporting Person

              IN
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

CUSIP No. 36127 11 09
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           1. Names of Reporting Persons.

              Igor Korbatov
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           2. Check the Appropriate Box if a Member of a Group           (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
           3. SEC Use Only


--------------------------------------------------------------------------------

           4. Source of Funds
              PF, OO
--------------------------------------------------------------------------------
           5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------

           6. Citizenship or Place of Organization
              United States
--------------------------------------------------------------------------------
Number of                7. Sole Voting Power
Shares
Beneficially             -------------------------------------------------------
Owned by                 8. Shared Voting Power
Each                        160,000 joint voting power with Len Fisch
Reporting                -------------------------------------------------------
Person                   9. Sole Dispositive Power
With
                         -------------------------------------------------------
                         10. Shared Dispositive Power
                             160,000 joint dispositive power with Len Fisch
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          11. Aggregate Amount Beneficially Owned by Each Reporting Person

              160,000 jointly with Len Fisch
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          12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares


--------------------------------------------------------------------------------
          13. Percent of Class Represented by Amount in Row (11)
              Approximately 6.9% based upon total number of shares shown outstanding on most recent Annual Report

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          14. Type of Reporting Person

              IN
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


The Schedule 13D, dated May 11, 2001, filed by the Reporting Persons, as amended by Amendment No. 1 filed on May 17, 2001, as amended by Amendment No. 2 filed on May 18, 2001, as amended by Amendment No. 3 filed on May 31, 2001, as amended by Amendment No. 4 filed on June 6, 2001, as amended by Amendment No. 5 filed on June 13, 2001, is hereby further amended by this Amendment No. 6. Capitalized terms used herein without definition shall have the meanings given to them in prior filings.



ITEM 4. PURPOSE OF TRANSACTION

Reference is made to the statement on Schedule 13D filed by the Reporting Persons on May 11, 2001, as amended by Amendment No. 1 filed May 17, 2001, as amended by Amendment No. 2 filed May 18, 2001, as amended by Amendment No. 3 filed on May 31, 2001, as amended by Amendment No. 4 filed on June 6, 2001, as amended by Amendment No. 5 filed on June 13, 2001. On June 5, 2001 the Reporting Persons delivered a proposal to the Special Committee of the Board of Directors of the Company, whereby the Reporting Persons offered to acquire, at the election of the Company, either (a) all of the issued and outstanding common stock of the Company (the "Common Stock") (including Common Stock issuable upon conversion of Partnership Interests), but not less than a majority, at a cash price equal to $15.00 per share of Common Stock or (b) all of the assets of the Company at an all cash purchase price equivalent to $15.00 per share of Common Stock (the "Offer").

The Offer was scheduled to expire at five o'clock p.m. Pacific Time on Tuesday, June 12, 2001 unless accepted or mutually extended by that time. Consistent with discussions between representatives of the Special Committee and of the Reporting Persons, the Offer was extended to 5:30 p.m., Pacific Time on Friday, June 22, 2001.

By an amendment to the Offer dated June 22, 2001 the Reporting Persons (1) increased the cash price offered for the Common Stock to $15.25 per share, and
(2) withdrew their offer to purchase all of the assets of the Company pursuant to alternative (b) of the Offer. The Offer, as amended, will expire at 5:00 p.m. Pacific Time on Friday, July 6, 2001. A copy of the amendment to the Offer is attached as Exhibit B.




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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A, Joint Filing Agreement among the Reporting Persons.

Exhibit B, First Amendment to June 5, 2001 Offer to Purchase Stock or Assets of G & L Realty Corp.


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 25, 2001

/s/ Lyle Weisman
-----------------------------------------
Lyle Weisman


Date:  June 25, 2001

/s/ Asher Gottesman
-----------------------------------------
Asher Gottesman


Date:  June 25, 2001

/s/ Len Fisch
-----------------------------------------
Len Fisch


Date:  June 25, 2001

/s/ Igor Korbatov
-----------------------------------------
Igor Korbatov

                                    EXHIBIT A
                             Joint Filing Agreement

        Each of the undersigned hereby agrees to file jointly the statement on
Schedule 13D to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 12d (2) (f) promulgated under the Securities Exchange Act of 1934, as amended.

        It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows or has reason to believe that such information is inaccurate.

        It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statements on Schedule 13D, and any amendments thereto, filed on behalf of the parties hereto.

Date: May 11, 2001

                                         /s/ Lyle Weisman
                                         ---------------------------------------
                                         Lyle Weisman

                                         /s/ Asher Gottesman
                                         ---------------------------------------
                                         Asher Gottesman

                                         /s/ Len Fisch
                                         ---------------------------------------
                                         Len Fisch

                                         /s/ Igor Korbatov
                                         ---------------------------------------
                                         Igor Korbatov

                                  June 22, 2001




Board of Directors and
Special Committee of the
Board of Directors of
G & L Realty Corp.
439 North Bedford Drive
Beverly Hills, California 90210

        Re: First Amendment to June 5, 2001 Offer (the "Offer") to Purchase Stock or Assets of G & L Realty Corp. (the "Company") made by Lyle Weisman, Asher Gottesman, Len Fisch and Igor Korbatov (collectively "WGFK")

Gentlemen:

        The Offer is hereby amended as follows:

        1. The price per share set forth in Paragraph A.1 of the Offer is increased to $15.25 per share;

        2. Section B of the Offer, referencing a purchase of the Company's assets, is deleted from the Offer; and

        3. The expiration date of the offer is extended to 5:00pm, Pacific Time on Friday, July 6, 2001.

Except as indicated above, all other terms and conditions of the Offer remain in effect.

        If you should have any questions, please do not hesitate to contact WGFK through our counsel:


        Aaron A. Grunfeld, Esq.
        Resch Polster Alpert & Berger LLP
        10390 Santa Monica Boulevard
        Los Angeles, California, 90025-5058
        Phone: (310) 277-8300
        Fax: (310) 552-3209

                                            Very truly yours,

                                            WFGK:

                                            /s/ Lyle Weisman
                                            ------------------------------------
                                            Lyle Weisman

                                            /s/ Asher Gottesman
                                            ------------------------------------
                                            Asher Gottesman

                                            /s/ Len Fisch
                                            ------------------------------------
                                            Len Fisch

                                            /s/ Igor Korbatov
                                            ------------------------------------
                                            Igor Korbatov

ACCEPTED:
On behalf of the Members
of the Board of Directors of
the Company:

By:____________________
    Its:_______________